EXHIBIT 99.1

FIGHTING AGAINST FORCED LABOUR AND CHILD

LABOUR IN SUPPLY CHAINS REPORT

Financial year ended December 31, 2023

ABOUT THIS REPORT

Americas Gold and Silver Corporation ("AGSC") has prepared this report (the "Report") pursuant to Section 11 of the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the "Act") for the financial year ended December 31, 2023 (the "Reporting Period"). This is a joint Report made on behalf of AGSC, U.S. Silver & Gold Inc., U.S. Silver Corporation, and Platte River Gold Inc. (collectively, the “Americas Reporting Entities”, and with all of AGSC’s subsidiaries, “Americas”, “Company”, “we”, “our”, or “us”).

This Report1 describes the steps taken to enhance transparency in our supply chains by outlining the steps taken during the 2023 financial year to prevent and reduce the risk that forced labour or child labour ("modern slavery") is used at any step of the production of goods in Canada or elsewhere, or of goods imported into Canada. This has been done in accordance with the reporting criteria outlined in sections 11(1) and 11(3) of the Act.

Neither AGSC nor any of its subsidiaries reports under similar legislation in any other jurisdiction.

COMPANY STRUCTURE, ACTIVITIES AND SUPPLY CHAIN

Company Structure

AGSC is a publicly traded mining company (TSX: USA / NYSE: USAS) headquartered in Toronto, Ontario. It is incorporated under the Canada Business Corporations Act and operates through its subsidiaries.

The following chart (Figure 1) illustrates the organizational structure of AGSC’s subsidiaries:

Figure 1. Americas Gold and Silver Corporation’s organizational structure.

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1 Americas Gold and Silver Corporation has prepared this Report based on information available to it at the time of preparation. This Report contains forward-looking statements relating to AGSC’s policies and practices with respect to forced labour and child labour risk management, including statements of current intention and expectation and statements of opinion. AGSCs actual results and future events could differ materially from those anticipated because of the factors discussed in the "Risk Factors" section in AGSC’s Annual Information Form, which is available on our website here or on SEDAR+. Except as required by applicable laws or regulations, AGSC does not undertake to publicly update or review any forward-looking statements.

Americas is the owner of the Cosalá Operations located in the east-central portion of the state of Sinaloa, Mexico. The Cosalá Operations consists of the San Rafael mine, the Los Braceros processing plant and tailings storage facility, the EC120 Project, and the past producing Nuestra Señora mine. The Cosalá Operations is 100% owned and operated by Minera Platte River Gold S. de R.L. de C.V., and Minera Cosalá S.A. de C.V.

Americas is the operator of the Galena Complex located in the eastern part of the Coeur d’Alene Mining district, one of the preeminent silver, lead and zinc producing areas in the world, near the base of the panhandle of northern Idaho, U.S.A. The Galena Complex consists of the Galena mine, the Galena processing plant, the Osburn tailings impoundment, the idle Coeur mine and Coeur processing plant (currently on care and maintenance) and the Caladay exploration property. The Galena Complex is owned 60% by Americas and 40% by 2176423 Ontario Ltd. Americas owns and operates the Galena Complex through its wholly owned subsidiary, U.S. Silver Idaho Inc.

Americas also owns the Relief Canyon mine in Nevada, U.S.A., which currently has suspended operations due to technical issues. The Relief Canyon mine is owned through a wholly owned subsidiary, Pershing Gold Corporation.

See Figure 2 below with the location of Americas’ properties.

Figure 2. Location of Americas Gold and Silver Corporation’s properties.

Activities

Americas is a precious metals producer. It has production activities in Idaho, U.S.A. and Sinaloa, Mexico. It also has development activities in Sonora, Mexico and mine with suspended operations in Nevada, U.S.A. Nearly all of Americas’ assets are located outside of Canada and no development or production activities occur in Canada or directly by the Americas Reporting Entities.

Supply Chains

Since AGSC and the Americas Reporting Entities do not directly carry out operating activities, none of those entities had material suppliers in the Reporting Period.

Overall, Americas sites source products and components from approximately 193 suppliers domestically and internationally.

In 2023, the majority of the Cosalá Operations’ purchased products came from suppliers based in United States, Mexico and China. For the Galena Complex, the vast majority of its purchased products came from United States.

Figure 3. The chart represents the countries where the majority of the Cosalá Operations and the Galena Complex purchased products came from; the chart does not intend to reflect the percentage of products acquired per Country.

POLICIES AND DUE DILIGENCE

Americas takes a global, company-wide approach to its modern slavery compliance and has a zero-tolerance approach towards any form of modern slavery, human trafficking, forced or involuntary labour and child labour. Americas promotes sustainability across all levels of its operations. Our ability to identify and manage material risks and opportunities is at the forefront of our beliefs as a company that remains responsible to the communities in which we operate. Our approach to sustainable development is designed to provide long-term positive contributions, meet our ongoing commitments to our local communities over time, and reflect our corporate initiatives for responsible operations.

Americas is convinced that to operate effectively and ethically it is essential to adopt principles based on respect for human and labor rights, which must guide the management of our employees and our corporate culture.

Certain of the policies and procedures discussed in this report apply to all entities in the Americas organization, although each of Americas’ mining operations maintain site-specific policies and procedures related to their respective supply chains.

Americas rejects any action that may cause discrimination, including race, religion, sex, nationality, age, sexual orientation, disability or any other category protected by applicable laws and regulations.

By adopting Company policies, the Americas Reporting Entities reinforce their commitment to human rights and the fight against discrimination in all its forms. We are convinced that a respectful and dignified work environment is essential to the sustainability and success of the Company.

Policies

Code of Business Conduct and Ethics

The Code of Business Conduct and Ethics (the “Code”) applies to AGSC and all its subsidiaries, including the Americas Reporting Entities. The Code was designed to, among other things:

-	Promote compliance with applicable laws, rules and regulations;
-	Promote the prompt internal reporting to an appropriate person of violations of this Code and provide mechanisms to report any illegal or unethical conduct; and
-	Provide guidance to employees and consultants to help them recognize and deal with ethical issues.

Company personnel are expected to comply in good faith at all times with all applicable laws, rules and regulations as well as this Code and all other policies and procedures applicable to them that are adopted by Americas from time to time. All company personnel are charged with the responsibility for acquiring sufficient knowledge of the laws involved in each area relating to their particular duties.

Americas is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. Company personnel must be aware of the safety issues and policies that affect their job, other company personnel and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation. Company personnel must comply with all applicable policies and procedures in place from time-to-time and immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

The full text of our Code of Business Conduct and Ethics is available on the Company’s website https://americas-gold.com/.

Whistleblower Policy

Our whistleblower policy applies to all Americas entities, including their respective employees, officers, directors, and third parties.

The purpose of this policy is also to state clearly and unequivocally that the company prohibits discrimination, harassment and/or retaliation against any company personnel who:

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Legitimately and in good faith report complaints regarding reportable activities, including but not limited to violations of: employment or labour laws; laws regarding the environment, health and safety; securities laws; laws regarding fraud; the rules or regulations of applicable securities regulatory authorities and the rules of any stock exchange on which securities of the company may be listed from time to time; any provision of law relating to fraud against shareholders; or the commission or possible commission of a criminal offence; and/or

-	Legitimately and in good faith provides information or otherwise assists in an investigation or proceeding regarding any conduct which they reasonably believe to be a reportable activity.

Any company personnel or other stakeholder who legitimately and in good faith believes that he or she has been the subject of any conduct that is, or may reasonably be thought to be, prohibited by this Policy is strongly encouraged to report immediately the facts forming the basis of that belief or knowledge through the protocol set out in the policy. Any company personnel who receive such a complaint or witnesses any conduct that they legitimately and in good faith believe is, or may reasonably be thought to be, prohibited by this Policy should immediately report that conduct through the protocol set out in the policy.

Company personnel or other stakeholders may make a report under this procedure in one of the following ways:

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Bringing the matter to the attention of an immediate supervisor or if not possible or if this does not resolve the matter, then up the chain of management within the Company (any supervisor receiving such a report is to immediately bring the matter to the attention of AGSC’s General Counsel);

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If reporting to an immediate supervisor or management is not possible in the circumstances or company personnel are not comfortable reporting a complaint or concern to his or her direct supervisor in accordance with the first option, then they can bring the matter directly to the attention of the General Counsel.

The General Counsel or his designate will then, if appropriate, report the matter to the attention of the Chair of the Compensation and Corporate Governance Committee (“C&CG Committee”) for matters relating to a violation of the Code or the Chair of the Audit Committee for matters relating to financial disclosures, accounting, internal accounting controls or auditing matters; or

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If the complaint relates to the conduct of the company’s senior management team or in the case that reporting through the channels above is otherwise not possible or appropriate in the circumstances then such matter should be reported directly to either the chairman of the C&CG Committee or Audit Committee, as applicable. They can be reached through the Company’s whistleblower reporting agent, EthicsPoint at www.americasgold.ethicspoint.com or the hotline numbers as mentioned above.

Upon receipt of a complaint alleging a reportable activity the General Counsel, Chair of the C&CG Committee, Audit Committee or designee, will make a determination as to whether a reasonable basis exists for commencing an investigation into the reportable activity alleged in the complaint. In the event that a reasonable basis for investigation is established then appropriate measures to implement a thorough investigation of the allegations will be pursued.

The full text of our Whistleblower Policy is available on the Company’s website https://americas-gold.com/.

Commitment to Sustainability – ESG Reporting for the Cosalá Operations

We publicly disclose the sustainability management of Americas’ operations in Cosalá, Mexico.

We understand that a supplier’s role is essential for our operation, which is why we ensure that each of our business partners complies with the relevant laws and regulations. We also expect exemplary behaviour based on the principles established by the Code.

As a company that strives to create a safe, respectful, and diverse work environment, we are proud to report that as of the end of 2023:

•	The Cosalá Operations provided employment to 345 workers;
•	100% of our workers have a full-time contract;
•	99% of our workforce is Mexican; 87% is from Sinaloa and 81% from Cosalá;
•	Our average wage with benefits, exceeds four times the average national income and almost four times Sinaloa’s average income;
•	The minimum wage we pay is higher than the current national minimum wage;
•	We offered extensive training to our employees to ensure their health & safety on site; and
•	We recognize the importance of our employees' families and facilitate healthy recreation activities for family integration.

During 2023, the average age of our employees in Cosalá was 26 years old. The representation of women in our ranks, although still modest at 8%, aligns with mining industry averages. We continue to strive to improve gender diversity in our positions.

We believe in local talent; therefore, we seek to have as many employees as possible from local communities. We recruit talent externally only in cases where specialized profiles are unavailable in the region; this applies mainly to management and technical positions. We aim to generate a positive economic impact in the communities in which we operate by creating steady jobs with competitive salaries that allow our employees and their families to improve their living conditions, thus counteracting the poverty and deficiency of opportunities that characterize many rural areas in Mexico.

Americas proudly reports that, since the reopening of its operations in Cosalá, it continues to generate local employment, with 87% of our workforce originally from the state of Sinaloa and 99% are Mexican, exceeding what is required by law (the Federal Labor Law requires that 90% of the employees of any company with operations in Mexico be nationals). During 2023, we increased the size of our workforce by 2%.

Americas is convinced that our employees' salaries and benefits benefit all who have contact in their lives. Their families and the local economies depend to a large extent on the distribution of their economic resources, which is reflected in the development of the region; therefore, we believe in the shared value of our operations.

For our operations in Mexico, offering those employees living wages and benefits that are above the average for the industry and the region in which we operate is the cornerstone of our efforts to reduce poverty and inequality. Thus, all of our employees receive an income comprised of:

•	Base salary;
•	Legal benefits, which include social welfare, housing (INFONAVIT), and participation in the Company’s profits and pension plan established according to Mexican regulations;
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Additional benefits and compensation, as required, which may consist of personal life insurance, medical insurance, home allowances, saving funds, transportation, and technical training in an environment that promotes health and safety.

In addition, we foster a work environment of respect and dignity. Our policies are oriented to guarantee fair and equitable employment from the hiring process, promotion, compensation, termination and corrective measures. Americas does not tolerate any discrimination or harassment, and we strive to ensure our employees feel comfortable to raise any concerns they may have with senior members of our team. Our commitment to respect and dignity is also reflected in our approach to equal opportunities for all our collaborators.

Commitment to Sustainability – ESG Reporting for the Galena Complex

As the 60% owner of the Galena Complex, Americas operates the Galena Complex through its wholly owned subsidiary, U.S. Silver Idaho Inc. we are proud to report that as part of the Company’s commitment to make sustainability reporting a key component of our ongoing operations, we are expecting to publish Galena’s first Sustainability Report this year.

The complete and current information will be detailed in the upcoming Sustainability Report. In the meantime, we are proud to briefly report that as of the end of 2023:

•	The Galena Complex provided employment to 325 workers;
•	The percentage of female employees in our workforce is 6%;
•	Our workers receive medical, dental, vison and EAP benefits, vacation & personal days, 401K, Pension, life insurance, accidental Insurance, critical illness insurance, among other benefits;
•	The majority of the hourly employees are represented by the United Steel Workers Union, covered by a collective bargaining agreement effective from November 17, 2022 through November 16, 2025;
•	All new employees receive mine safety and health training when joining the workforce and monthly thereafter along with apprenticeship programs.

Due Diligence, Risk Assessment & Monitoring

At Americas, we expect our suppliers to comply with the law and regulations the same way we do in the countries where we operate. In the Reporting Report, some of the steps taken by Americas regarding supplier compliance were:

•	Advising suppliers of, and expecting suppliers to adhere to, the Code; and
•	Advising suppliers of our Whistleblower Policy.

Americas is currently reviewing its internal policies and may put in place additional mechanisms to reduce the risk of modern slavery in our supply chains. As part of our commitment to human rights protection, Americas is taking steps to implement monitoring, auditing and verification mechanisms at the Cosalá Operations and the Galena Complex, the Company’s only operating production and development sites during the Reporting Period, to reduce the risk of modern slavery. We expect to have further mechanisms in place this year.

At the time of the publication of this Report, the Americas Reporting Entities have not received any complaints or claims of modern slavery in their operations or against their suppliers.

POTENTIAL RISKS OF FORCED LABOUR OR CHILD LABOUR IN OUR OPERATIONS AND SUPPLY CHAINS

Potential Risks in Our Operations

The Americas Reporting Entities consider the risk of modern slavery occurring within their operations to be low after considering the nature of their operations as well as any policies and procedures that govern Americas’ day-to-day operations and employment relationships.

From a geographical risk perspective, approximately 50% of Americas’ workforce is located in Canada and the United States, which have a low prevalence of child and forced labour, low risk of vulnerability to child and forced labour, and fairly robust governmental responses addressing child and forced labour.2 The remaining 50% of Americas’ workforce is located in Mexico and mainly comprised of skilled tradespeople who are paid above average wages. 100% of Americas’ workers in Mexico have full-time contracts and the majority are represented by a labour union under a collective bargaining agreement.

Potential Risks in Our Supply Chain

The Americas Reporting Entities recognize that the risks of modern slavery are inherent to all supply chains, including theirs. They rely on the various Americas policies to identify and reduce these risks. They did not identify any unique risks of modern slavery that relate to their operations or supply chains. Rather, the modern slavery risks applicable to the Americas Reporting Entities are general in nature.

Further, the Americas Reporting Entities are not aware of any instances of modern slavery in their respective operations or supply chains. Accordingly, no steps were required to remediate child or forced labour, or the loss of income associated with remediation efforts.

TRAINING AND REPORTING CONCERNS

Employees of Americas, including the employees of the Americas Reporting Entities, receive training in environmental obligations, health and safety and industrial matters, union rights and labor rights and other relevant topics in the industry. No specific training regarding modern slavery is currently provided.

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2 See Walk Free, Global Slavery Index 2023, available here: https://www.walkfree.org/global-slavery-index/map.

Americas’ employees are not expected to always know what to do in every situation. However, employees have a duty to seek help if something is unclear or causes concern and must speak up if they see or suspect conduct that creates the risk of a legal or ethical violation. Employees are reminded by local management that they can always reach out directly to an immediate supervisor or go up the ladder to bring an issue to the attention to the Company. Employees are also reminded they can file a report anonymously through the Company’s whistleblower reporting agent at www.americasgold.ethicspoint.com.

The Americas Reporting Entities are aware of their human rights responsibilities, and are proud to report that during the Reporting Period, they have not received any reports of modern slavery in their operations or supply chain.

ASSESSING EFFECTIVENESS

As the Americas Reporting Entities continue to evaluate their compliance measures that are designed to prevent and reduce the risk of modern slavery, they intend to consider, where appropriate, implementing measures to assess the effectiveness of any of our processes.

BOARD OF DIRECTORS APPROVAL AND ATTESTATION

This Report was Approved by the Board of Directors of Americas Gold and Silver Corporation, pursuant to section 11(4)(b)(ii) of the Act.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

I have the authority to bind Americas Gold and Silver Corporation., U.S. Silver & Gold Inc., U.S. Silver Corporation, and Platte River Gold Inc.

/s/ Darren Blasutti

Darren Blasutti

CEO, President and Director, Americas Gold and Silver Corporation

Date: May 29, 2024.